Exhibit 99.2

REUNION NEUROSCIENCE INC.

(FORMERLY FIELD TRIP HEALTH LTD.)

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(expressed in Canadian Dollars, unless otherwise noted)

FOR THE FISCAL YEARS ENDED
March 31, 2023 AND 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Reunion Neuroscience Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.) (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company‘s auditor since 2021

Toronto, Canada

June 28, 2023

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of	As of
		March 31, 2023	March 31, 2022
(Expressed in Canadian Dollars)	Notes	$	$
ASSETS
CURRENT
Cash and cash equivalents		27,200,097	63,720,102
Restricted cash	5	516,755	776,551
Accounts receivable	6	539,927	1,228,745
Other assets	7	1,427,536	3,451,901
TOTAL CURRENT ASSETS		29,684,315	69,177,299

NON-CURRENT
Property, plant and equipment	8	—	4,462,175
Intangible assets	10	—	483,354
Right-of-use assets	11	—	27,285,334
Other non-current assets	7	55,990	728,207
TOTAL NON-CURRENT ASSETS		55,990	32,959,070
TOTAL ASSETS		29,740,305	102,136,369

LIABILITIES AND EQUITY
CURRENT
Accounts payable and accrued liabilities	12	5,076,982	5,846,672
Financial guarantees	21	3,367,910	—
Deferred revenue		—	278,717
Current portion of lease obligations	11	—	2,306,823
TOTAL CURRENT LIABILITIES		8,444,892	8,432,212

NON-CURRENT
Loan payable		—	31,163
Lease obligations	11	—	26,714,233
TOTAL NON-CURRENT LIABILITIES		—	26,745,396
TOTAL LIABILITIES		8,444,892	35,177,608

EQUITY
Share capital	13	107,273,342	132,111,283
Warrant reserve	14	—	6,196,906
Share-based payment reserve	15	5,454,655	8,409,758
Accumulated other comprehensive income		50,525	683,647
Deficit		(91,483,109)	(80,442,833)
TOTAL EQUITY		21,295,413	66,958,761
TOTAL LIABILITIES AND EQUITY		29,740,305	102,136,369

Going concern disclosure (Note 2)

Subsequent events (Note 25)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Approved on behalf of the Board of Directors:

/s/ Greg Mayes	/s/ Helen Boudreau

Director	Director

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the Fiscal Year	For the Fiscal Year
		Ended	Ended
		March 31, 2023	March 31, 2022
(Expressed in Canadian Dollars)	Notes	$	$
OPERATING EXPENSES
General and administration	17	12,960,316	10,989,450
Research and development	18	12,980,137	6,958,216
TOTAL OPERATING EXPENSES		25,940,453	17,947,666

OTHER INCOME (EXPENSES)
Interest income		691,789	397,516
Foreign exchange gain (loss)		747,945	(211,500)
Tax credit refund		184,087	—
Impairment of investment in associate	9	(8,336,404)	—
Share of loss of associate	9	(3,426,629)	—
Amortization, derecognition and remeasurement of financial guarantees	21	(2,022,636)	—
Net loss from continuing operations		(38,102,301)	(17,761,650)
Net loss from discontinued Clinic Operations	4	(10,390,695)	(36,929,480)
NET LOSS		(48,492,996)	(54,691,130)
Other comprehensive income (loss) from continuing operations
Exchange loss from translation of foreign subsidiaries		30,043	—
Share of exchange gain in associate		20,482	—
Other comprehensive income (loss) from discontinued Clinic Operations
Exchange gain (loss) from translation of foreign subsidiaries		(1,507,515)	356,345
COMPREHENSIVE LOSS NET LOSS PER SHARE		(49,949,986)	(54,334,785)

NET LOSS PER SHARE
Basic and diluted	16	(4.17)	(0.95)
NET LOSS PER SHARE FROM CONTINUING OPERATIONS
Basic and diluted	16	(3.28)	(0.31)

Going concern disclosure (Note 2)

The accompanying notes are an integral part of these Consolidated Financial Statements.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Share-	Accumulated
					Based	Other		Total
				Warrant	Payment	Comprehensive		Shareholders’
		Share Capital		Reserve	Reserve	Income	Deficit	Equity
(Expressed in Canadian Dollars)	Notes	# Shares	$	$	$	$	$	$
Balance, April 1, 2022		58,150,789	132,111,283	6,196,906	8,409,758	683,647	(80,442,833)	66,958,761
Net loss		—	—	—	—	—	(48,492,996)	(48,492,996)
Foreign exchange loss from translation of foreign subsidiaries and associate		—	—	—	—	(1,456,990)	—	(1,456,990)
Comprehensive loss		—	—	—	—	(1,456,990)	(48,492,996)	(49,949,986)
Share issuance before the Arrangement		37,500	56,250	—	—	—	—	56,250
Stock options exercised before the Arrangement	15	26,479	19,483	—	(6,244)	—	—	13,239
Warrants expired	14	—	—	(2,772,748)	—	—	2,772,748	—
Common shares cancelled on execution of the Arrangement	13	(58,214,768)	(132,187,016)	—	—	—	—	(132,187,016)
New common shares issued on execution of the Arrangement	13	11,642,953	132,187,016	—	—	—	—	132,187,016
Fractional common shares cancelled on execution of the Arrangement	13	(30)	—	—	—	—	—	—
Modification of common shares on execution of the Arrangement		—	(25,027,506)	—	—	—	25,027,506	—
Transfer of reserves and Accumulated Other Comprehensive Income to Field Trip Health & Wellness		—	—	—	(5,720,641)	823,868	4,896,773	—
Net liabilities transferred to Field Trip Health & Wellness	4	—	—	—	—	—	1,331,535	1,331,535
Share-based payments	15	—	—	—	2,775,487	—	—	2,775,487
Stock options exercised after the Arrangement	15	2,229	11,900	—	(3,705)	—	—	8,195
Warrants expired after the Arrangement	14	—	—	(3,424,158)	—	—	3,424,158	—
Share issuance after the Arrangement	13	72,464	67,665	—	—	—	—	67,665
Share issuance costs		—	34,267	—	—	—	—	34,267
Balance, March 31, 2023		11,717,616	107,273,342	—	5,454,655	50,525	(91,483,109)	21,295,413

					Share-	Accumulated
					Based	Other		Total
				Warrant	Payment	Comprehensive		Shareholders’
		Share Capital		Reserve	Reserve	Income	Deficit	Equity
(Expressed in Canadian Dollars)	Notes	# Shares	$	$	$	$	$	$
Balance, April 1, 2021		57,297,238	130,784,175	6,370,660	1,832,224	327,302	(25,751,703)	113,562,658
Net loss		—	—	—	—	—	(54,691,130)	(54,691,130)
Exchange loss from translation of foreign subsidiaries		—	—	—	—	356,345	—	356,345
Comprehensive income (loss)		—	—	—	—	356,345	(54,691,130)	(54,334,785)
Share issuance	13	262,500	404,375	—	—	—	—	404,375
Share issuance costs		—	(77,383)	—	—	—	—	(77,383)
Share-based payments	15	—	—	—	6,771,862	—	—	6,771,862
Warrants exercised	14	168,885	511,525	(173,754)	—	—	—	337,771
Stock options exercised	15	422,166	488,591	—	(194,328)	—	—	294,263
Balance, March 31, 2022		58,150,789	132,111,283	6,196,906	8,409,758	683,647	(80,442,833)	66,958,761

Going concern disclosure (Note 2)

The accompanying notes are an integral part of these Consolidated Financial Statements.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Fiscal Year	For the Fiscal Year
		Ended	Ended
		March 31, 2023	March 31, 2022
(Expressed in Canadian dollars)	Notes	$	$
OPERATING ACTIVITIES
Net loss before tax from continuing operations		(38,102,301)	(17,761,650)
Net loss before tax from discontinued Clinic Operations	4	(10,390,695)	(36,929,480)
Net loss before tax		(48,492,996)	(54,691,130)
Items not involving cash:
Depreciation and amortization		1,204,670	3,603,067
Share-based payments	15	2,830,808	7,165,611
Unrealized foreign exchange gain (loss)		(1,491,984)	70,597
Government assistance		—	(16,492)
Impairment of investment in associate	9	8,336,404	—
Share of loss of associate	9	3,426,629	—
Share of exchange gain in associate	9	(7,570)	—
Amortization, derecognition and remeasurement of financial guarantees	21	2,022,636	—
Impairment of fixed assets	8	997,524	—
Gain on proceeds from short-term investments		—	(335,058)
Interest income		(691,789)	(90,846)
Interest expense		585,492	1,096,343
Net change in non-cash working capital	19	3,296,244	(386,551)
		(27,983,932)	(43,584,459)
Interest received		650,723	414,618
Interest paid		(583,849)	(1,091,800)
CASH USED IN OPERATING ACTIVITIES		(27,917,058)	(44,261,641)
INVESTING ACTIVITIES
Purchase of short-term investments		(7,789,921)	—
Proceeds from maturing short-term investments		7,789,921	72,545,714
Investment in associate	9	(9,807,500)	—
Advances made to associate	4	(528,442)	—
Advances repaid by associate	4	3,565,566	—
Payment of financial guarantees	21	(589,777)
Acquisition of property, plant and equipment		(231,841)	(2,980,377)
Development of intangible assets	10	(14,264)	(222,165)
Refundable security deposit paid for right-of-use assets		—	(422,353)
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(7,606,258)	68,920,819
FINANCING ACTIVITIES
Proceeds on issuance of common shares	13	67,665	—
Proceeds from exercise of stock options	13	17,830	294,263
Proceeds from exercise of warrants		—	337,771
Repayment of principal of lease obligations	11	(896,420)	(917,786)
Loan received		—	20,000
CASH USED IN FINANCING ACTIVITIES		(810,925)	(265,752)
Net change in cash during the year		(36,334,241)	24,393,426
Effect of exchange rate on changes in cash		(445,560)	250,613
Cash, beginning of the period		64,496,653	39,852,614
CASH, END OF FISCAL YEAR		27,716,852	64,496,653
Represented by:
Cash and cash equivalents		27,200,097	63,720,102
Restricted cash		516,755	776,551
CASH, END OF FISCAL YEAR		27,716,852	64,496,653
Composed of:
Cash		4,148,152	5,698,105
Cash equivalents		23,568,700	58,798,548

Going concern disclosure (Note 2)

The accompanying notes are an integral part of these Consolidated Financial Statements.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

1.NATURE OF OPERATIONS

Reunion Neuroscience Inc. (“Reunion” or the “Company”) is a clinical-stage biopharmaceutical company with a mission to develop innovative next generation therapeutic solutions for underserved mental health conditions.

The Company’s lead asset, RE104, is a patented, clinical-stage serotonergic psychedelic therapeutic designed as a single-dose, fast-acting and durable antidepressant. The Company recently completed a Phase 1 clinical study evaluating the safety, tolerability, pharmacokinetics and pharmacodynamics of RE104 and, based on results and the selection of a recommended Phase 2 dose, plans to evaluate RE104 as a treatment for patients who suffer from postpartum depression (“PPD”) and other mental health conditions. A Phase 2 clinical study in PPD is planned to start by the end of calendar year 2023.

Reunion is also developing the RE200 series, which are molecules designed to be structurally similar to classical psychedelics with selective potency at the target serotonin 2A receptor (5HT2A) and designed to be devoid of 5HT2B receptor agonism. Since 5HT2B activation acts detrimentally on the cardiovascular system, the RE200 series are intended to be used in chronic treatments, in broader patient populations and in a wider set of indications.

Reorganization and Spinout of Clinic Operations

On August 11, 2022, Reunion completed its previously announced reorganization which resulted in the separation of its drug development and clinic divisions into two independent companies (the “Spinout Transaction”). The reorganization was completed by way of a Plan of Arrangement (the “Arrangement”). Upon closing, Reunion transferred the entirety of its clinics in Canada, United States and the Netherlands, its natural products research in Jamaica, the associated digital assets and part of its corporate operations in Canada and United States (collectively, the “Clinic Operations”) to Field Trip Health & Wellness Ltd. (“Field Trip H&W”). Pursuant to the terms of the Arrangement, each Field Trip share was exchanged for one common share of Reunion and approximately 0.86 common shares of Field Trip H&W. Reunion Shares were consolidated on a 5:1 basis.

Field Trip Health Ltd. was renamed Reunion Neuroscience Inc. and remains listed on the NASDAQ Stock Market and Toronto Stock Exchange under the ticker symbol “REUN”, concurrent with the listing of Field Trip H&W (see below). Reunion continues to focus on the research and development of novel psychedelic molecules such as RE104 and RE200 series of drug development candidates.

Field Trip H&W operated as a separate company with a separate management team and Board of Directors focused on the Clinic Operations.

Concurrent with closing of the Arrangement, Field Trip H&W completed a series of private placement financings for gross proceeds of approximately $20 million and listed on the Toronto Stock Exchange Venture under the ticker symbol “FTHW”. In connection with the Arrangement, Reunion subscribed for 19,615,000 FTHW shares at $0.50 per share and holds a 21.84% interest in Field Trip H&W on a non-diluted basis (see Note 9 for details).

The following diagram describes the subsidiaries of Reunion prior to the Spinout Transaction, and as of the date hereof, including their place of incorporation and continuance or formation. All subsidiaries are wholly-owned.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

Pre-Spinout Transaction

As of the date hereof

On September 30, 2022, Field Trip Discovery USA Inc. was renamed to Reunion Neuroscience USA Inc.

On October 4, 2022, Field Trip Psychedelics Inc. (“FTP”) was amalgamated with Field Trip Discovery Inc. following which the amalgamated entity was renamed Reunion Neuroscience Canada Inc.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

2.BASIS OF PREPARATION

Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and interpreted by the IFRS Interpretations Committee.

These consolidated financial statements were approved for issue by the Board of Directors on June 28, 2023.

Basis of Presentation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention.

Going Concern

The Company has incurred operating losses since its inception, and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of March 31, 2023, the Company had a cash balance of $27,200,097 and working capital of $21,239,423. The Company’s cash flows used in operating activities for continuing operations amounts to $21,684,654 for the fiscal year ended March 31, 2023. The Company also expects additional cash outflows of $3,367,910 to settle its financial guarantees. The Company anticipates incurring additional losses until such time, if ever, that it can obtain marketing approval to sell, and then generate significant sales, of its single clinical-stage drug candidate, RE104, that is currently in development. Substantial additional financing will be needed by the Company to fund its operations and to develop and commercialize RE104. The Company’s current cash balance is insufficient to fund the Company’s operations and other commitments for the next twelve months from the date of issuance of these financial statements.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.

As disclosed in Note 25, Reunion entered into a definitive arrangement agreement whereby MPM BioImpact would acquire Reunion by way of a statutory plan of arrangement under the Canada Business Corporations Act. Closing of the acquisition will, among other things, require shareholder approval and remains subject to the satisfaction (or waiver) of a number of closing conditions. If the acquisition does not close, the Company would be required to pay a termination fee and expense reimbursement to MPM BioImpact of up to US$1,500,000. In such an event that the acquisition does not close, the Company will seek to obtain additional capital through equity or debt financings or other arrangements to fund operations; however, there can be no assurance that the Company will be able to raise needed capital under acceptable terms, if at all. If the acquisition does not close, the sale of additional equity would dilute existing stockholders and newly issued shares or debt securities may contain senior rights and preferences compared to currently outstanding shares of common stock and may contain covenants that limit the Company’s ability to pay dividends or make other distributions to stockholders. If the Company is unable to obtain such additional financing, future operations would need to be scaled back or discontinued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Reunion Neuroscience Canada Inc., Field Trip Discovery Australia Pty Ltd., and Reunion Neuroscience USA Inc. All intercompany balances and transactions have been eliminated upon consolidation.

Spinout of Clinic Operations

The Company accounted for the Clinic Operations as discontinued operations rather than continuing operations since the Spinout Transaction was successfully completed on August 11, 2022.

Therefore, the Clinic Operations’ assets and liabilities were classified and presented separately as items held for transfer in the unaudited interim consolidated statements of financial position and were measured at their carrying amount. Clinic Operations are excluded from the results of continuing operations and are presented as a single amount under Net loss before and after tax from discontinued Clinic Operations in the consolidated statements of loss and comprehensive loss. Property, plant and equipment, intangible assets and right-of-use assets were not depreciated or amortized once classified as held for sale. Additional disclosures are provided in Note 4. All other notes to the consolidated financial statements include amounts from continuing operations.

Functional Currency and Presentation Currency

The Company’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in net loss.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows or foreign operations are translated into Canadian dollars using the average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive loss and accumulated in equity.

These consolidated financial statements are presented in Canadian dollars, the Company’s presentation currency. The Company’s and its subsidiaries functional currencies are as follows:

Subsidiary	Jurisdiction	Functional Currency	% Ownership
Reunion Neuroscience Canada Inc.	Ontario, Canada	Canadian Dollars	100%
Reunion Neuroscience USA Inc.	Delaware, USA	United States Dollars	100%
Field Trip Discovery Australia Pty Ltd.	New South Wales, Australia	Australian Dollars	100%

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that the control commences until the date the control ceases. All significant intercompany balances and transactions have been eliminated upon consolidation.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

3.SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and use of estimates and judgements described below have been applied consistently in these consolidated financial statements by the Company and its subsidiaries.

Cash and cash equivalents

Cash and cash equivalents comprise cash in bank and non-redeemable guaranteed investment certificates held at financial institutions with an original maturity from the date of acquisition of 90 days or less.

Restricted Cash

Restricted cash comprises cash held as collateral against the Company’s corporate credit card program.

Property, Plant and Equipment

Property, plant and equipment (“PP&E”) is recorded at cost, net of accumulated depreciation and/or accumulated impairment losses. The Company allocates the amount initially recognized in respect of an item of PP&E to its significant components and amortizes each such part separately. Residual values, method of depreciation and useful lives of the assets are reviewed annually or more frequently if required, and any changes in these estimates are adjusted prospectively. Depreciation is calculated over the estimated useful lives of the assets, as follows:

Leasehold improvements	Shorter of asset life and term of lease	Straight-line
Furniture and fixtures	5 years	Straight-line
Medical and laboratory equipment	5 years	Straight-line
Computer equipment	3 years	Straight-line
Construction in progress	No term	Not amortized

Construction in progress is transferred to property, plant and equipment when the assets are available for use and amortization of the assets commences at that point.

Intangible Assets

Finite life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Residual values, method of depreciation and useful lives of the assets are reviewed annually or more frequently if required, and any changes in these estimates are adjusted prospectively. Amortization is provided on a straight-line basis over the following terms:

Website	4 years	Straight-line
Portal	4 years	Straight-line
Mobile Application	4 years	Straight-line
Software in progress	No term	Not Amortized

Leases

Right-of-use assets

Leased assets are capitalized at the commencement date of the lease and are comprised of the initial lease liability amount, initial direct costs incurred when entering the lease, less any lease incentives received. Right-of-use assets are amortized on a straight-line basis over the life of the underlying lease agreement.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

Lease obligations

The lease liability is measured at the present value of the fixed payments and variable lease payments that pertain to an index or rate, net of cash lease incentives that are not paid at the commencement date. Lease payments are apportioned between interest expense and reduction of the lease liability using the rate implicit in the lease to achieve a constant rate of interest on the remaining balance of the liability. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

Low value assets and short-term lease

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term lease that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

Impairment of Non-Financial Assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows or cash generating units (“CGUs”). The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Financial Instruments

Financial assets and liabilities are recorded on the consolidated statement of financial position when the Company becomes a party to the financial instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Classification and Measurement of Financial Instruments

The Company initially measures a financial instrument at its fair value adjusted for, in the case of a financial instrument not at fair value through profit (loss) (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at fair value through FVTPL are expensed in profit (loss).

Subsequent measurement of financial assets and liabilities depends on the Company’s business model for managing the asset or liability and the cash flow characteristics of the asset or liability. All financial assets and liabilities are measured at amortized cost.

Financial assets and liabilities that are held for collection or payment of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Finance income or expense from these financial instruments is recorded in loss using the effective interest rate method. The Company has classified its financial instruments as outlined in Note 20.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

Investment in associate

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not having control over those policies.

The considerations made in determining significant influence or control are similar to those necessary to determine control over subsidiaries. The Company’s investment in its associate, Field Trip H&W, is accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

The consolidated statements of loss and comprehensive loss reflects the Company’s share of the results of operations of the associate. Any change in other comprehensive income (“OCI”) of the investee is presented as part of the Company’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes, when applicable, in the consolidated statements of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The aggregate of the Company’s share of profit or loss of an associate is shown on the face of the consolidated statements of loss and comprehensive loss outside operating expense and represents profit or loss after tax and non-controlling interests in the associate.

The consolidated financial statements of the associate are prepared for the same reporting period as the Company.

Impairment in associate

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in associate. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss as Share of loss of associate in the consolidated statements of loss and comprehensive loss.

The entire carrying amount of the investment is tested for impairment as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. In determining the value in use of the net investment, the Company estimates its share of the present value of the estimated future cash flows expected to be generated by the associate, including the cash flows from the operations of the associate and the proceeds from the ultimate disposal of the investment.

Financial guarantees of associate lease obligations

Financial guarantees of associate lease obligations are initially measured at fair value calculated as the difference in present values of cash flows assuming an unguaranteed rate and the related probability of payment by the Company. Financial guarantees of associate lease obligations are recognized initially in the carrying value of the associate with the corresponding liability set up.

The financial guarantees are then amortized over the remaining period of the leases and recorded in other income (expense). Subsequently, these financial guarantees are remeasured at the higher of the loss allowance determined as

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

expected credit loss under IFRS 9 Financial Instruments and the amount initially recognized less the cumulative income or loss. The difference (as applicable) is recorded in net loss.

The Company has measured expected credit losses on a collective basis as the Company is unable to allocate the carrying amount of individual financial assets or the exposure to credit risk on financial guarantee contracts to the credit risk rating grades for which lifetime expected credit losses are recognized.

Share-based Payments

The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. Any revisions are recognized in net loss such that the cumulative expense reflects the revised estimate

The fair value of share-based compensation options is estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as expected life of the option and the volatility of the underlying share price. In addition, the Company estimates the rate of forfeiture of options granted. Such estimates and assumptions are inherently uncertain, and any changes in these assumptions affect the fair value estimates of share-based compensation expense.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The corresponding credit is recorded to share-based payments reserve in equity.

Consideration received on the exercise of stock options is recorded in share capital and the related stock-based payments reserve is transferred to share capital.

Reunion Replacement Options

Following the Arrangement, each original Field Trip Health  Ltd. Option was exchanged for one (1) Reunion Replacement Option and 0.85983356 of a Field Trip H&W Option, with each Reunion Replacement Option and each whole Field Trip H&W Option (i) entitling the holder thereof to acquire one (1) Reunion Share and one (1) Field Trip H&W Share, respectively, and (ii) having an exercise price (rounded up to the nearest cent) determined in accordance with the Arrangement. Immediately upon closing of the Arrangement, the Company consolidated its Reunion Shares on a 5:1 basis, resulting in a similar consolidation of Reunion Replacement Options.

The Reunion Replacement Options were accounted for as a modification of the Field Trip Health Ltd. Options. The Company recognized the effects of the modifications that increased the total fair value of the share-based payment arrangement or were otherwise beneficial to the participant. The incremental fair value granted is the difference between the fair value of the Reunion Replacement Options and the fair value of the cancelled equity instruments, immediately before and after the Spinout Transaction closing date. This incremental amount will be recognized as an expense over the remainder of the vesting period.

As the original Field Trip Health Ltd. Option was exchanged for two separate options, the fair value of the Field Trip Health Ltd. Option on the grant date and the incremental gain of the Reunion Replacement Option and Field Trip H&W Option have been allocated to each separate option based on the proportion of each separate option’s corresponding fair value on the date of the Arrangement over their combined total fair value on the date of the Arrangement.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

Stock Option Cancellations

As part of the Arrangement, option holders who are not engaged in Reunion are no longer eligible participants under the Reunion equity compensation plan. As such, these participants’ unvested Reunion options were cancelled immediately upon closing of the Spinout Transaction. The vested Reunion options shall remain available for exercise for a period of 12 months following the earlier of: (i) the date of the Arrangement, or (ii) the term of the original Field Trip Health Ltd. Option. Participants who are not engaged in Field Trip H&W will have their options treated likewise.

The cancellation of options was accounted for as an acceleration of vesting, and the amount that otherwise would have been recognized for services received for employment over the remainder of the vesting period was recognized immediately as an expense.

As a result, the Company recognized the accelerated vesting of Field Trip H&W options for its participants and for those who are not involved in either Reunion or Field Trip H&W.

Revenue Recognition

Prior to the Spinout Transaction, the Company generated revenue from the provision of psychotherapy services performed at its clinic locations. The Company used the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer.

2. Identify the performance obligation(s) in the contract.

3. Determine the transaction price.

4. Allocate the transaction price to the performance obligation(s) in the contract; and

5. Recognize revenue when or as the Company satisfies the performance obligation(s).

The Company earned revenue from patients by offering various Ketamine-Assisted Psychotherapy (“KAP”) programs in Canada and the USA and psilocybin-assisted therapies in the Netherlands. The number of sessions in each KAP and psilocybin-assisted therapy program vary, however the structure and pricing were consistent at each location. The KAP programs contained a combination of psychotherapy and ketamine administration appointments. The psilocybin-assisted therapy programs contained a combination of psychotherapy and psilocybin truffles.

The Patient Services Agreement (“PSA”) between the clinic and patient outlined the clinic’s protocol, pricing, payment terms, cancellation fees and refund policy. Each session in the PSA had an assigned standalone value based on a standard hourly rate. Patients could cancel their treatment at any time and receive a full refund on sessions not yet completed, if sessions were paid in advance. Based on these terms, each session was an individual performance obligation and patient service revenues were recognized over a period of time as performance of obligations were completed.

Payment of the transaction price for patient counselling was typically due prior to the services being rendered and therefore, the transaction price was recognized as a contract liability, or deferred revenue, when payment was received. Contract liabilities were subsequently recognized as revenue when the Company fulfiled its performance obligations.

Patient service revenues were measured at the net patient service revenues received or receivable. Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

Research and Development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

 Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred.

 Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Income Taxes

Income tax expense consisting of current and deferred tax expense is recognized in the consolidated statements of loss and comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

Net Loss per Share

Basic net loss per share is calculated by using the weighted average number of shares outstanding during the year. Diluted net loss per share is computed similar to basic net loss per share, except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that the outstanding options and the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period.

Given the Company’s loss position, basic and diluted loss per share are the same and stock options are excluded from the weighted average number of shares outstanding since they are anti-dilutive.

Use of Estimates and Judgments

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of liabilities at the date of these consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

The key areas of judgment and estimation or use of managerial assumptions are as follows:

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

Spinout of Clinic Operations

The Clinic Operations reflect Field Trip H&W on a combined carve-out basis as if it had always operated as a stand-alone entity. Prior to April 1, 2022, the Company paid certain costs for Field Trip H&W and performed certain activities on behalf of Field Trip H&W. As a result, the Clinic Operations include allocations of certain transactions reported in the accounts of the Company. These cost allocations have been determined on a basis considered by the Company to be a reasonable reflection of the utilization of services provided to Field Trip H&W.

Compensation related costs have been allocated using methodologies primarily based on proportionate time spent on the Company’s and Field Trip H&W’s respective activities. These cost allocations have been determined on a basis considered by the Company and Field Trip H&W to be a reasonable reflection of the utilization of services provided to the Company.

Management believes both the assumptions and allocations underlying the Clinic Operations are reasonable. However, as a result of the combined carve-out methodology in determining the results of Field Trip H&W, the Clinic Operations may not necessarily be indicative of the operating results and financial position that would have resulted had Field Trip H&W historically operated as a stand-alone entity.

On April 28, 2022, in conjunction with the Company’s announcement of the Spinout Transaction and the classification of the Clinic Operations as discontinued operations, the recoverable amount was estimated for certain items of property, plant and equipment, intangible assets and right-of-use assets and no impairment loss was identified. For the purposes of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows or cash generating units (“CGUs”). The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.

Share-based payments and warrants

The fair value of share-based compensation expense and warrants is estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option or warrant, the volatility of the underlying share price and the risk-free rate of return. In addition, the Company estimates the rate of forfeiture of options granted. Such estimates and assumptions are inherently uncertain, and any changes in these assumptions affect the fair value estimates of share-based compensation expense and warrants.

The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further non-market-based information indicates actual forfeitures may vary from the original estimate. Any revisions are recognized in profit and loss such that the cumulative expense reflects the revised estimate.

Incremental borrowing rate

In determining the appropriate measurement of lease liabilities, the Company is required to estimate the incremental borrowing rate (“IBR”) specific to the transaction. The IBR applied reflects the interest rate that the Company would have to pay to borrow a similar amount at a similar term and with a similar security.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

Extension options

Some property leases contain extension options exercisable by the Company. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

New accounting standards, amendments and interpretations not yet adopted

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their "significant" accounting policies with a requirement to disclose their "material" accounting policies. The amendments are effective January 1, 2023, with early adoption permitted. Management does not expect material changes to its accounting policy disclosures upon adoption of these amendments.

In February 2021, the IASB issued amendments to IAS 8 to introduce a definition of "Accounting Estimates". The amendments clarify the distinction between changes in accounting estimates and accounting policies as well as the correction of errors. Additionally, the IASB clarifies how entities use measurement techniques and inputs to develop accounting estimates. The amendments are effective January 1, 2023, with early adoption permitted. Management has determined that there will be no material impact to the Company’s consolidated financial statements upon adoption of these amendments.

There are no other IFRS standards or interpretations that are not yet effective that would be expected to have a material impact on the consolidated financial statements of the Company.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

4.SPINOUT OF CLINIC OPERATIONS

On August 11, 2022, Reunion transferred its Clinic Operations to Field Trip H&W. The following table presents the net liabilities of the Clinic Operations as of August 10, 2022:

As of
August 10, 2022
(Expressed in Canadian Dollars)	$
ASSETS
CURRENT
Cash and cash equivalents	156,096
Restricted cash	338,649
Accounts receivable	318,965
Other assets	547,069
TOTAL CURRENT ASSETS	1,360,779

NON-CURRENT
Property, plant and equipment	3,362,679
Intangible assets	450,941
Right-of-use assets	27,487,957
Other non-current assets	709,019
TOTAL NON-CURRENT ASSETS	32,010,596
ASSETS HELD FOR TRANSFER RELATED TO SPINOUT OF CLINIC OPERATIONS	33,371,375

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	1,851,219
Due to Reunion Neuroscience Inc	3,096,841
Deferred revenue	421,144
Current portion of lease obligations	2,629,171
TOTAL CURRENT LIABILITIES	7,998,375

NON-CURRENT
Loan payable	32,807
Lease obligations	26,671,728
TOTAL NON-CURRENT LIABILITIES	26,704,535
LIABILITIES DIRECTLY ASSOCIATED WITH THE ASSETS HELD FOR TRANSFER RELATED TO SPINOUT OF CLINIC OPERATIONS	34,702,910
NET LIABILITIES	(1,331,535)

As of August 10, 2022, Field Trip H&W owed an amount of $3,096,841 to Reunion, of which $421,240 relates to the cash balances in the PCs, and $2,675,601 relates to external services incurred for the Spinout Transaction and other payments. Subsequent to the Spinout Transaction $528,442 was advanced mostly for reimbursement of expenses related to external services performed in connection with the Spinout Transaction and $3,565,566 was repaid through March 31, 2023. These advances were payable on demand and non-interest bearing.

On March 22, 2023, Field Trip H&W obtained an order for creditor protection from the Ontario Superior Court of Justice under the Companies’ Creditors Arrangement Act.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

The following table presents the effect of the Clinic Operations in the consolidated statements of loss and comprehensive loss:

	For the Fiscal Year	For the Fiscal Year
	Ended	Ended
	March 31, 2023	March 31, 2022
	$	$
REVENUE
TOTAL REVENUE	2,586,064	4,860,129

OPERATING EXPENSES
General and administration	8,225,805	21,287,307
Occupancy costs	1,355,022	1,667,985
Sales and marketing	956,613	3,893,426
Research and development	161,168	352,472
Depreciation and amortization	1,204,670	3,603,067
Patient services	3,774,751	9,150,236
TOTAL OPERATING EXPENSES	15,678,029	39,954,493

OTHER INCOME (EXPENSES)
Interest income	12,480	28,388
Interest expense	(585,492)	(1,096,343)
Other income (loss)
Foreign exchange gain (loss)	3,274,282	(767,161)
Net loss before and after income taxes	(10,390,695)	(36,929,480)
Exchange gain (loss) from translation of foreign subsidiaries	(1,507,515)	356,345
COMPREHENSIVE LOSS	(11,898,210)	(36,573,135)

The following table presents the effect of the Clinic Operations in the consolidated statements of cash flows:

	For the Fiscal Year	For the Fiscal Year
	Ended	Ended
	March 31, 2023	March 31, 2022
	$	$
Cash used in operating activities	(6,232,404)	(11,396,279)
Cash used in investing activities	(246,106)	(3,624,895)
Cash provided by financing activities	4,747,183	18,781,431
Net cash inflow (outflow)	(1,731,327)	3,760,257

5.RESTRICTED CASH

As of March 31, 2023, the Company had $516,755 of restricted cash held as collateral against the Company’s credit card limit (March 31, 2022 — $776,551). Of the total, $302,605 is invested in a cashable GIC account that matured on May 18, 2023 while $214,150 is invested in a money market fund.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

6.ACCOUNTS RECEIVABLE

	As of	As of
	March 31,	March 31,
	2023	2022
	$	$
Trade receivables	—	250,139
Sales tax receivable	539,927	728,176
Other receivables	—	250,430
	539,927	1,228,745

7.OTHER ASSETS

	As of	As of
	March 31,	March 31,
	2023	2022
	$	$
Prepaid expenses	1,427,536	3,448,069
Lease security deposits	—	678,854
Shareholder loans receivable (Note 23)	55,990	53,185
	1,483,526	4,180,108
Less amounts due within one year	(1,427,536)	(3,451,901)
Non-current balance	55,990	728,207

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

8.PROPERTY, PLANT AND EQUIPMENT

				Medical &
	Leasehold	Furniture &	Computer	Laboratory	Construction
	Improvements	Fixtures	Equipment	Equipment	in Progress	Total
Cost	$	$	$	$	$	$
Balance, April 1, 2022	2,652,290	627,200	963,801	416,833	962,640	5,622,764
Additions related to Clinic Operations	—	—	37,567	—	10,114	47,681
Impairment charge related to Clinic Operations	—	—	—	—	(997,524)	(997,524)
Foreign currency translation adjustment related to Clinic Operations	63,135	19,514	28,302	19,353	24,770	155,074
Assets held for transfer related to spinout of Clinic Operations	(2,715,425)	(646,714)	(1,029,670)	(436,186)	—	(4,827,995)
Balance, March 31, 2023	—	—	—	—	—	—

Accumulated depreciation
Balance, April 1, 2022	(625,016)	(134,859)	(307,993)	(92,721)	—	(1,160,589)
Depreciation expense related to Clinic Operations	(129,348)	(31,824)	(84,553)	(21,207)	—	(266,932)
Foreign currency translation adjustment related to Clinic Operations	(19,469)	(4,967)	(8,177)	(5,182)	—	(37,795)
Assets held for transfer related to spinout of Clinic Operations	773,833	171,650	400,723	119,110	—	1,465,316
Balance, March 31, 2023	—	—	—	—	—	—

Net book value As of
March 31, 2023	—	—	—	—	—	—
March 31, 2022	2,027,274	492,341	655,808	324,112	962,640	4,462,175

				Medical &
	Leasehold	Furniture &	Computer	Laboratory	Construction
	Improvements	Fixtures	Equipment	Equipment	in Progress	Total
Cost	$	$	$	$	$	$
Balance, April 1, 2021	1,243,119	334,600	447,753	276,949	252,732	2,555,153
Additions	1,181,299	299,476	527,198	141,624	962,637	3,112,234
Assets in use	237,210	—	—	—	(237,210)	—
Foreign currency translation adjustment	(9,338)	(6,876)	(11,150)	(1,740)	(15,519)	(44,623)
Balance, March 31, 2022	2,652,290	627,200	963,801	416,833	962,640	5,622,764

Accumulated depreciation
Balance, April 1, 2021	(228,264)	(32,817)	(71,050)	(24,205)	—	(356,336)
Depreciation expense	(400,165)	(102,879)	(238,927)	(68,954)	—	(810,925)
Foreign currency translation adjustment	3,413	837	1,984	438	—	6,672
Balance, March 31, 2022	(625,016)	(134,859)	(307,993)	(92,721)	—	(1,160,589)

Net book value As of
March 31, 2022	2,027,274	492,341	655,808	324,112	962,640	4,462,175
March 31, 2021	1,014,855	301,783	376,703	252,744	252,732	2,198,817

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

On April 28, 2022, in conjunction with its announcement of the Spinout Transaction, the Company announced its decision to defer the opening of new clinics to a future date. As construction did not continue, the benefits would not be realized and $997,524 of construction in progress was written off. The remaining assets were subsequently transferred to Field Trip H&W following the Arrangement.

9.INVESTMENT IN ASSOCIATE

Following the Arrangement, FTHW was incorporated in Canada as a publicly listed Company and was traded on the TSXV under the ticker symbol “FTHW”.

Reunion subscribed for 19,615,000 common shares of Field Trip H&W at $0.50 per share and held a 21.84% interest in Field Trip H&W on a non-diluted basis. Through its ownership interest and representation on Field Trip H&W’s Board, Reunion had the ability to significantly influence, but not control Field Trip H&W’s decisions. Therefore, the Company accounted for its investment in Field Trip H&W using the equity method of accounting.

As of
March 31,
2023
$
Investment in Field Trip H&W	9,807,500
Loss allowance for lease guarantees provided to Field Trip H&W (Note 21)	1,935,051
Share of loss of an associate	(3,426,629)
Share of exchange gain in associate	20,482
Impairment in investment in associate (i)	(8,336,404)
Balance, March 31, 2023	—

(i)	As a result of the significant decline in the price of Field Trip H&W Shares subsequent to the Company’s investment, the Company determined there to be an indicator of impairment. As a result, the Company performed a quantitative impairment assessment of Field Trip H&W based on the recoverable amount using the value in use methodology. The value in use was based on the present value of the Company’s proportionate share of cash flows expected from the investment over a period of five years. A long term terminal growth rate is calculated and applied to project future cash flows after the fifth year. The most significant assumptions used in applying this method were (i) a 2% long term terminal growth rate and (ii) a 27.5% discount rate applied to the cash flows. On March 22, 2023, Field Trip H&W filed for creditor protection under the Companies’ Creditors Arrangement Act CCAA.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

10.INTANGIBLE ASSETS

	Field Trip	Field Trip
	Health Website	Health Portal	Trip App	Total
Cost	$	$	$	$
Balance, April 1, 2022	182,905	251,263	278,282	712,450
Additions related to Clinic Operations	—	—	14,264	14,264
Assets held for transfer related to spinout of Clinic Operations	(182,905)	(251,263)	(292,546)	(726,714)
Balance, March 31, 2023	—	—	—	—

Accumulated amortization
Balance, April 1, 2022	(88,599)	(70,599)	(69,898)	(229,096)
Amortization expense related to Clinic Operations	(11,400)	(16,568)	(18,709)	(46,677)
Assets held for transfer related to spinout of Clinic Operations	99,999	87,167	88,607	275,773
Balance, March 31, 2023	—	—	—	—

Net book value As of
March 31, 2023	—	—	—	—
March 31, 2022	94,306	180,664	208,384	483,354

	Field Trip	Field Trip
	Health Website	Health Portal	Trip App	Total
Cost	$	$	$	$
Balance, April 1, 2021	175,314	165,854	149,117	490,285
Additions	7,591	85,409	129,165	222,165
Balance, March 31, 2022	182,905	251,263	278,282	712,450

Accumulated amortization
Balance, April 1, 2021	(43,257)	(10,728)	(9,176)	(63,161)
Amortization expense	(45,342)	(59,871)	(60,722)	(165,935)
Balance, March 31, 2022	(88,599)	(70,599)	(69,898)	(229,096)

Net book value As of
March 31, 2022	94,306	180,664	208,384	483,354
March 31, 2021	132,057	155,126	139,941	427,124

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

11.LEASES

Prior to the Spinout Transaction, the Company leased real property for its Toronto office, clinical locations in North America and The Netherlands and its research facility in Jamaica. As part of the Transaction, these assets and related lease obligations were transferred to FTHW.

Right-of-use assets consisted of the following:

Total
Cost	$
Balance, April 1, 2022	30,960,968
Foreign currency translation adjustment related to Clinic Operations	1,225,611
Assets held for transfer related to spinout of Clinic Operations	(32,186,579)
Balance, March 31, 2023	—

Accumulated depreciation
Balance, April 1, 2022	(3,675,634)
Depreciation expense related to Clinic Operations	(891,061)
Foreign currency translation adjustment related to Clinic Operations	(131,927)
Assets held for transfer related to spinout of Clinic Operations	4,698,622
Balance, March 31, 2023	—

Net book value As of
March 31, 2023	—
March 31, 2022	27,285,334

Total
Cost	$
Balance, April 1, 2021	8,266,366
Additions	22,924,757
Foreign currency translation adjustment	(230,155)
Balance, March 31, 2022	30,960,968

Accumulated depreciation
Balance, April 1, 2021	(1,084,008)
Depreciation expense	(2,626,207)
Foreign currency translation adjustment	34,581
Balance, March 31, 2022	(3,675,634)

Net book value As of
March 31, 2022	27,285,334
March 31, 2021	7,182,358

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

Lease obligations consisted of the following:

Total
$
As of April 1, 2022	29,021,056
Foreign currency translation adjustment related to Clinic Operations	1,176,263
Payments during the period related to Clinic Operations	(1,480,269)
Interest expense during the period related to Clinic Operations	583,849
Liabilities directly associated with the assets held for transfer related to spinout of Clinic Operations	(29,300,899)
As of March 31, 2023	—

Total
$
As of April 1, 2021	7,473,807
Additions during the year	22,645,828
Foreign currency translation adjustment	(180,793)
Payments during the year	(2,009,586)
Interest expense during the year	1,091,800
As of March 31, 2022	29,021,056
Less amounts due within one year	(2,306,823)
Long-term balance As of March 31, 2022	26,714,233

The Company expenses payments for short-term leases and low-value leases as incurred. These payments for short-term leases and low-value leases were $204,142 for the fiscal year ended March 31, 2023 (March 31, 2022 –$392,231).

The Company acts as a guarantor for leases signed by Field Trip H&W’s subsidiaries (Note 21).

12.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of	As of
	March 31, 2023	March 31, 2022
	$	$
General and administration	2,455,174	3,683,931
Research and development	2,621,808	801,901
Occupancy	—	44,232
Patient services	—	1,029,479
Sales and marketing	—	92,856
Property, plant and equipment	—	194,273
	5,076,982	5,846,672

As of March 31, 2023, the Company accrued an amount of $1,088,078 related to personnel costs (March 31, 2022 — $2,228,252) included in accounts payable and accrued liabilities.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

13.SHARE CAPITAL

Share Capital Reserved for Issuance and outstanding on a fully-diluted basis:

	As of	As of
	March 31,	March 31,
Class of Securities	2023	2022
Common Shares	11,717,616	58,150,789
Common Share Stock Options	1,551,017	6,056,540
Warrants	—	2,071,090
FTP Compensation Warrants	—	174,384
Compensation Warrants	—	1,034,868
Jamaica Facility Shares (Note 15)	—	337,500

Share Capital Authorized

The authorized share capital of the Company consists of an unlimited number of common shares (“Common Shares”), and an unlimited number of preferred shares (“Preferred Shares”).

Common Shares

Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of Reunion. Each Common Share confers the right to one vote at all meetings of the shareholders, except meetings at which only holders of a specified class of shares are entitled to vote. Subject to the prior rights and privileges attached to any other class of shares of Reunion, the holders of the Common Shares are entitled to receive any dividend declared by Reunion. In the event of the liquidation, dissolution or winding-up of Reunion, whether voluntary or involuntary, subject to the prior rights and privileges attached to any other class of shares of Reunion, the holders of the Common Shares are entitled to receive the remaining property and assets of Reunion.

The Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Shares to contribute additional capital, and no restrictions on the issuance of additional securities by Reunion. There are no restrictions on the repurchase or redemption of Common Shares by Reunion except to the extent that any such repurchase or redemption would render Reunion insolvent.

Preferred shares

The Preferred Shares may be issued at any time or from time to time in one or more series. Subject to the provisions of the Canada Business Corporations Act, the Board may by resolution alter the articles of Reunion to create any series of Preferred Shares and to fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Shares of each series. The Preferred Shares may be made convertible into Common Shares at such rate and upon such basis as the board of directors of Reunion, in its discretion, may determine. There are currently no Preferred Shares outstanding (March 31, 2022 – nil).

Share Capital Issued and Fully Paid Up as of March 31, 2023

	Number of	Amount
Class of Shares	Shares Issued	$
Common Shares	11,717,616	107,273,342

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

(i)	As part of the Arrangement, the Company created a new class of common shares known as the Reunion Shares. Each Field Trip Health Ltd. Class A Share was exchanged for one (1) Reunion Share and 0.85983356 of a Field Trip H&W Share held by Field Trip Health Ltd., and the Field Trip Health Ltd. Class A Shares were cancelled. Immediately upon closing of the Arrangement, the Company consolidated its Reunion Shares on a 5:1 basis.
(ii)	Reunion’s share capital immediately prior to the Arrangement was split based on the fair value of Field Trip H&W being 50,055,011 common shares at $0.50 per share. As a result of the Arrangement, on August 11, 2022, 58,214,768 Class A shares, with a share capital of $132,187,016 were cancelled and 11,642,953 Reunion Shares, with a share capital of $107,159,510 were issued. On December 13, 2022, 30 shares were cancelled representing excess fractional shares resulting from the Arrangement.
(iii)	During the year ended March 31, 2023, 28,708 options were exercised for gross proceeds of $17,830.
(iv)	During the month of March 2023, 72,464 common shares were issued to a consultant for services provided. The fair value of the common shares was measured at the fair value of the services, which was $67,665.

Share Capital Issued and Fully paid up as of March 31, 2022

	Number of	Amount
Class of Shares	Shares Issued	$
Class A Common Shares	58,150,789	132,111,283

(v)	During the fiscal year ended March 31, 2022, 262,500 shares related to Darwin Inc. were issued for $404,375. As of March 31, 2022 Reunion had 337,500 Jamaica Facility shares still outstanding to be issued.
(vi)	During the fiscal year ended March 31, 2022, 168,885 FTP Compensation Warrants were exercised at a price of $2.00 for gross proceeds of $337,771.
(vii)	During the fiscal year ended March 31, 2022, 422,166 options were exercised for gross proceeds of $294,263.

14.WARRANTS

As part of the Arrangement, all outstanding Field Trip Warrants were deemed to be simultaneously amended to entitle each holder to receive, upon due exercise thereof and for the original exercise price, one (1) Reunion Share and 0.85983356 of a Field Trip H&W Share. Immediately upon closing of the Arrangement, the Company consolidated its Reunion Shares on a 5:1 basis, resulting in a similar consolidation of the Warrants.

The following is a schedule of the warrants outstanding as of March 31, 2023:

	FTP
	Compensation	Compensation		Total
	Warrants	Warrants	Warrants	Warrants	Amount
	#	#	#	#	$
Balance, March 31, 2022	174,384	1,034,868	2,071,090	3,280,342	6,196,906
Warrants expired	—	—	(2,071,090)	(2,071,090)	(2,772,748)
Balance, August 10, 2022	174,384	1,034,868	—	1,209,252	3,424,158
Balance, August 10, 2022 following the consolidation of Warrants	34,876	206,973	—	241,849	3,424,158
Warrants expired after the Arrangement	(34,876)	(206,973)	—	(241,849)	(3,424,158)
Balance, March 31, 2023	—	—	—	—	—

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

The weighted average life for warrants outstanding as of March 31, 2023 was 0.00 years (March 31, 2022 – 0.48 years).

The following is a schedule of the warrants outstanding as of March 31, 2022:

	FTP
	Compensation	Compensation		Total
	Warrants	Warrants	Warrants	Warrants	Amount
	#	#	#	#	$
Balance April 1, 2021	343,269	1,034,868	2,071,090	3,449,227	6,370,660
Exercised	(168,885)	—	—	(168,885)	(173,754)
Balance, March 31, 2022	174,384	1,034,868	2,071,090	3,280,342	6,196,906

The weighted average life for warrants outstanding as of March 31, 2022 was 0.48 years (March 31, 2021 – 1.4 years). The weighted average market fair value of shares purchased through warrant exercises during the fiscal year ended March 31, 2022 was $2.00.

FTP Compensation Warrants

The Company issued 299,753 FTP Compensation Warrants to the underwriter in connection with the completion of the FTP Private Placements which closed on August 14, 2020. In connection with the January BD Offering, the short form prospectus qualified the distribution of 49,016 additional FTP Compensation Warrants, for services rendered by the agents in connection with the FTP Private Placements. The warrants have an expiry date of August 14, 2022. Each warrant entitles the holder to purchase one Class A share at $2.00 until the expiry date. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected weighted average volatility of 80%, (iii) weighted average risk-free rate of 0.29%, (vi) share price of $2, (v) forfeiture rate of 0%, and (vi) weighted average expected life of 1.9 years. As of March 2022, 174,385 FTP Compensation warrants were exercised.

Compensation Warrants

The Company issued 169,565 Compensation Warrants to the underwriter in connection with the January BD Offering which was completed on January 5, 2021. The warrants have an expiry date of January 5, 2023. Each Compensation Warrant entitles the holder to purchase one Common Share at $4.50 until expiry. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 110%, (iii) risk-free rate of 0.19%, (vi) share price of $3.56, (v) forfeiture rate of 0%, and (vi) expected life of 2 years.

The Company issued 763,303 Compensation Warrants to the underwriter in connection with the March BD Offering which was completed on March 17, 2021. An additional 102,000 Compensation Warrants were issued to a consultant in connection with the March BD Offering. The warrants have an expiry date of March 17, 2023. Each Compensation Warrant entitles the holder to purchase one Common Share at $6.50 until expiry. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 110%, (iii) risk-free rate of 0.27%, (vi) share price of $6.16, (v) forfeiture rate of 0%, and (vi) expected life of 2 years.

Warrants

The Company issued 2,224,100 Warrants in connection with the completion of the January BD Offering which closed on January 5, 2021. The warrants are listed and posted for trading on the TSX and have an expiry date of July 5, 2022.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

Each warrant entitles the holder to purchase one Common Share, at an exercise price of $5.60 until expiry. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 110%, (iii) risk-free rate of 0.18%, (vi) share price of $3.56, (v) forfeiture rate of 0%, and (vi) expected life of 1.5 years. As of March 2022, 153,010 warrants were exercised.

15.SHARE-BASED PAYMENTS

As of March 31, 2023, the number of Common Shares available for issuance under the Stock Option Plan was 206,625.

Under the Stock Option Plan, the Company may grant options to purchase common shares to officers, directors, employees or consultants of the Company or its affiliates. Options issued under the Stock Option Plan are granted for a term not exceeding ten years from the date of grant. In general, options have vested either immediately upon grant or over a period of four to ten years.

Following the Arrangement, each Field Trip Option was exchanged for one (1) Reunion Replacement Option and 0.85983356 of an option to purchase a Field Trip H&W Share. The Reunion Replacement Options were accounted for as a modification of the original grant of Field Trip Health Ltd. Options. Reunion Options were consolidated on a 5:1 basis.

As part of the Arrangement, option holders who were not engaged in or employed by Reunion were no longer eligible participants under the Reunion equity compensation plan. As such, these participants’ unvested Reunion Options were cancelled immediately upon closing of the Spinout Transaction. The vested Reunion Options remain available for exercise for a period of 12 months following the earlier of: (i) the date of the Arrangement, or (ii) the term of the original Field Trip Health Ltd. Option. Participants not engaged in Field Trip H&W had their options treated likewise. The cancellation of options was accounted for as an acceleration of vesting (Note 3 for details).

The following is a schedule of the options outstanding as of March 31, 2023 and 2022:

March 31, 2023

		Range of	Weighted Average
	Options	Exercise Prices	Exercise Price
	#	$	$
Balance, April 1, 2022	6,056,540	0.50 – 8.25	3.49
Stock Option Plan – Granted	755,500	1.04 – 1.33	1.14
Stock Option Plan – Forfeited	(772,105)	0.50 – 7.74	4.61
Stock Option Plan – Exercised	(26,479)	0.50	0.50
Balance, August 10, 2022	6,013,456	0.50 – 8.25	3.14
Balance, August 10, 2022 following the consolidation of options	1,202,680	2.06 – 33.95	12.64
Stock Option Plan – Cancelled following the Arrangement	(500,982)	2.06 – 33.95	13.64
Balance, August 11, 2022	701,698	2.06 – 33.95	11.92
Options after the Arrangement
Stock Option Plan – Granted	903,215	0.93 – 8.23	2.02
Stock Option Plan – Forfeited	(51,667)	2.06 – 31.85	11.25
Stock Option Plan – Exercised	(2,229)	2.06	2.06
Balance, March 31, 2023	1,551,017	0.93 – 33.95	6.19

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

March 31, 2022

		Range of	Weighted Average
	Options	Exercise Prices	Exercise Price
	#	$	$
Balance, April 1, 2021	5,150,798	0.50 – 8.25	2.29
Stock Option Plan – Granted	2,071,286	1.65 – 7.74	6.08
Stock Option Plan – Forfeited	(743,378)	0.50 – 8.00	3.94
Stock Option Plan – Exercised	(422,166)	0.50 – 2.68	0.70
Balance, March 31, 2022	6,056,540	0.50 – 8.25	3.49

The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

Weighted average of option model inputs and fair value for options granted during the fiscal year ended March 31, 2023 and 2022 were as follows:

March 31, 2023

Grants following the Arrangement:

			Risk-free			Fair Value
Options	Share Price	Exercise Price	Interest Rate	Expected Life	Volatility Factor	per Option
#	$	$	%	(years)%		$
903,215	2.02	2.02	3.2	10	128	1.93

Grants before the Arrangement:

			Risk-free			Fair Value
Options	Share Price	Exercise Price	Interest Rate	Expected Life	Volatility Factor	per Option
#	$	$	%	(years)%		$
755,500	1.14	1.14	2.9	10	100	0.89

March 31, 2022

			Risk-free			Fair Value
Options	Share Price	Exercise Price	Interest Rate	Expected Life	Volatility Factor	per Option
#	$	$	%	(years)%		$
2,071,286	6.08	6.08	1.4	9	103	5.18

The following table summarizes the outstanding and exercisable options as of March 31, 2023 and 2022:

March 31, 2023

Range of		Remaining	Weighted Average	Vested	Weighted Average
Exercise Prices	Options	Contractual Life	Exercise Price	Options	Exercise Price
$	#	(years)	$	#	$
0.93 – 2.15	1,168,870	8.1	1.98	257,656	2.06
4.44 – 5.47	82,900	9.2	4.56	—	—
8.19 – 11.03	61,843	2.2	8.29	54,344	8.30
16.83 – 21.19	56,545	3.9	19.26	42,170	19.06
23.25 – 28.81	106,935	5.2	26.43	70,206	25.70
31.85 – 33.95	73,924	6.1	33.62	47,617	33.43
0.93 – 33.95	1,551,017	7.0	6.19	471,993	10.98

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

March 31, 2022

		Remaining
Range of		Contractual	Weighted Average	Vested	Weighted Average
Exercise Prices	Options	Life	Exercise Price	Options	Exercise Price
$	#	(years)	$	#	$
0.50	2,239,617	8.0	0.50	1,024,464	0.50
1.65 – 2.35	832,569	7.4	2.00	361,697	2.00
2.55 – 3.83	50,000	9.2	2.87	8,332	2.68
3.83 – 5.75	1,266,747	9.1	5.15	243,838	4.92
5.75 – 8.25	1,667,607	9.2	7.01	141,679	8.03
0.50 – 8.25	6,056,540	8.5	3.49	1,780,010	2.02

Jamaica Facility Shares

In accordance with a share purchase agreement (“SPA”) between Reunion and Darwin Inc. executed on June 3, 2020, Reunion issued 862,500 common shares to Darwin Inc. On July 5, 2022, the SPA was amended to provide for the issuance of common shares of Field Trip H&W, in lieu of Reunion. Upon completion of the Spinout Transaction, Reunion no longer has no further obligations to issue shares in connection with the SPA.

Summary of Stock-based Compensation

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2023	March 31, 2022
Stock option compensation expense	$	$
Stock Option Plan	2,830,808	7,042,974
Jamaica Facility Shares	—	122,637
Stock-based compensation expense	2,830,808	7,165,611

Stock option compensation expense
General and administration	1,893,447	965,097
Research and development	262,976	555,664
Stock option expense related to Clinic Operations (Note 4)	674,385	5,644,850
Stock-based compensation expense	2,830,808	7,165,611

16.NET LOSS PER SHARE

For the fiscal years ended March 31, 2023 and 2022, basic loss per share and diluted loss per share were the same, as the Company recorded a net loss for both years and the exercise of any potentially dilutive instruments would be anti-dilutive.

Comparative weighted average number of common shares outstanding has been adjusted to reflect the 5:1 consolidation of the common shares outstanding.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

Instruments that could potentially dilute basic loss per common share includes common share stock options (Note 15).

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2023	March 31, 2022
Loss attributable to common shares ($)	(48,492,996)	(54,691,130)
Weighted average number of shares outstanding – basic and diluted (#)	11,640,573	57,751,224
Loss per common share, basic and diluted ($)	(4.17)	(0.95)
Loss from continuing operations per common share, basic and diluted ($)	(3.28)	(0.31)
Loss from Clinic Operations per common share, basic and diluted ($)	(0.89)	(0.64)

17.GENERAL AND ADMINISTRATION

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2023	March 31, 2022
	$	$
Personnel costs	3,133,293	1,276,650
External services (including listing and other public company related services)	7,933,576	8,747,703
Share-based payments (Note 15)	1,893,447	965,097
Total general and administration	12,960,316	10,989,450

18.RESEARCH AND DEVELOPMENT

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2023	March 31, 2022
	$	$
External services	9,505,373	4,724,797
Personnel costs	3,093,398	1,365,278
Share-based payments (Note 15)	262,976	555,664
Supplies and services	118,390	312,477
Total research and development	12,980,137	6,958,216

External services fees relate primarily to fees paid to third parties to further develop RE104 and the RE200 series.

19.NET CHANGE IN NON-CASH WORKING CAPITAL

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2023	March 31, 2022
	$	$
Accounts receivable	478,285	(449,420)
Other current assets	1,491,692	(553,104)
Due from associate	47,054	—
Other non-current assets	(14,647)	34,960
Accounts payable and accrued liabilities	1,153,460	342,444
Deferred revenue	140,400	238,569
Net change in non-cash working capital	3,296,244	(386,551)

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

20.FINANCIAL INSTRUMENTS

Classification of Financial Instruments

Financial assets and financial liabilities are measured on an ongoing basis at amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:

	As of	As of
	March 31, 2023	March 31, 2022
	$	$
Financial assets at amortized cost
Cash and cash equivalents	27,200,097	63,720,102
Restricted cash	516,755	776,551
Accounts receivable (excluding sales tax receivable)	—	500,569
Shareholders’ loan receivable	55,990	53,185
Total financial assets	27,772,842	65,050,407
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	5,076,982	5,846,672
Financial guarantees	3,367,910	—
Loan payable	—	31,163
Total financial liabilities	8,444,892	5,877,835

Cash and cash equivalents, restricted cash, accounts receivable, financial guarantees and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.

Credit Risk

The Company, in the normal course of business, is exposed to credit risk. Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and cash equivalents, restricted cash, accounts receivable and shareholders’ loan receivable. The Company’s objective with regard to credit risk in its operating activities is to reduce its exposure to losses. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full amount of the carrying value of these financial assets.

The Company’s cash and cash equivalents, and restricted cash are held with financial institutions in various bank accounts. These financial institutions are major banks in Canada and the United States, which the Company believes lessens the degree of credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As of March 31, 2023, the Company had $$27,716,852 of cash and cash equivalents and restricted cash.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

Undiscounted commitments and contractual obligations as of March 31, 2023 and 2022 are as follows:

March 31, 2023

		Less than	1 year to	3 years to
	Total	1 year	3 years	5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	5,076,982	5,076,982	—	—	—
Financial guarantees	3,367,910	3,367,910	—	—	—
Total financial liabilities	8,444,892	8,444,892	—	—	—
Total commitments	2,198,196	9,262,530	6,734,622	18,195,348	—
Total	10,643,088	17,707,422	6,734,622	18,195,348	—

March 31, 2022

		Less than	1 year to	3 years to
	Total	1 year	3 years	5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	5,846,672	5,846,672	—	—	—
Loan payable	40,000	—	40,000	—	—
Lease obligations	37,339,063	3,855,603	8,295,120	8,459,641	16,728,699
Total financial liabilities	43,225,735	9,702,275	8,335,120	8,459,641	16,728,699
Total commitments	5,251,405	750,769	1,299,973	1,138,347	2,062,316
Total	48,477,140	10,453,044	9,635,093	9,597,988	18,791,015

Interest Rate Risk

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.

Currency Risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in United States dollars. As of March 31, 2023, the Company held USD dollar denominated cash of $$16,624,212 USD and had USD dollar denominated accounts payable and accrued liabilities in the amounts of $3,164,967 USD. Therefore, a 1% change in the foreign exchange rate would have a net impact as of March 31, 2023 of $182,144 in profit or loss.

21.COMMITMENTS

Financial Guarantees

In connection with the historical disposition of certain of its assets, the Company has assigned eleven leases to Field Trip H&W’s subsidiaries and medical professional corporations. The Company has provided a guarantee of payment for all amounts associated with the leases in the event of non-payment by Field Trip H&W or in the event that the assignees are in default. On March 22, 2023, Field Trip H&W announced that it has obtained an Order for creditor protection from the Ontario Superior Court of Justice (Commercial List) under the Companies’ Creditors Arrangement Act. During the year the Company was relieved as guarantor on three of the leases in exchange for cash amounting to $589,777. As of March 31, 2023, the Company has remeasured its financial guarantees in connection with these leases.

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

As of
March 31, 2023
$
Balance, August 11, 2022	1,935,051
Amortization	(208,298)
Derecognition	(278,102)
Repayment	(589,777)
Remeasurement	2,509,036
Balance, March 31, 2023	3,367,910

As of
March 31, 2023
$
Future lease payments, August 11, 2022	26,365,363
Derecognition	(8,170,015)
Future lease payments, March 31, 2023	18,195,348

The future lease payments for these non-cancellable lease contracts are detailed as follows:

	Within 1 year	1 to 5 years	After 5 years	Total
Future lease payments	2,198,196	9,262,530	6,734,622	18,195,348

22.INCOME TAXES

The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the statements of loss and comprehensive loss for the fiscal year ended March 31, 2023 and 2022:

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2023	March 31, 2022
	$	$
Loss for the year before income tax	(48,492,996)	(54,691,130)
Statutory tax rate	26.50%	26.50%
Expected income tax (recovery)	(12,850,644)	(14,493,149)
Non-deductible items and other	4,386,452	2,246,077
Foreign tax rate differences	89,097	(34,898)
Deferred taxes on company's part of spin out	11,355,557	—
Change in deferred tax assets not recognized	(2,980,462)	12,281,970
Total income tax expense (recovery)	—	—

The deferred tax assets (liabilities) as of March 31, 2023 and 2022 are comprised of the following:

	As of	As of
	March 31, 2023	March 31, 2022
	$	$
Deferred tax assets	—	7,690,691
Deferred tax liabilities	—	(7,690,691)
	—	—

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

	As of	As of
Deferred tax assets	March 31, 2023	March 31, 2022
	$	$
Lease obligations	—	7,813,453
Non-capital loss carryforwards	14,247,996	18,152,464
Shareholder loans	3,603	3,603
Start-up costs – USA	—	143,099
Intangibles assets	—	58,187
Share issuance costs	1,681,846	2,336,994
Property, plant and equipment	224,001
Investments in associate	1,299,494	—
Financial guarantees	379,708	—
Less: Valuation allowance	(17,836,648)	(20,817,109)
	—	7,690,691

	As of	As of
Deferred tax liabilities	March 31, 2023	March 31, 2022
	$	$
Right-of-use assets	—	(7,346,180)
Property, plant and equipment	—	(344,511)
	—	(7,690,691)

As of
Movement in Deferred tax assets	March 31, 2023
$
Deferred tax assets, opening balance	7,690,691
Increase in deferred tax assets	(7,690,691)
Deferred tax assets, closing balance	—

As of
Movement in Deferred tax liabilities	March 31, 2023
$
Deferred tax liabilities, opening balance	(7,690,691)
Increase in deferred tax liabilities	7,690,691
Deferred tax liabilities, closing balance	—

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

The unrecognized deductible temporary differences as of March 31, 2023 and 2022 are comprised of the following:

	As of	As of
	March 31, 2023	March 31, 2022
	$	$
Lease obligations	—	463,253
Non-capital loss carryforwards	53,662,417	68,301,489
Shareholder loans	13,596	13,596
Start-up costs – USA	—	528,841
Intangible assets	—	219,574
Property, plant and equipment	845,285	—
Share issuance costs	6,346,589	8,818,844
Financial guarantees	1,432,859	—
Investments in associate	9,807,500	—
Total unrecognized deductible temporary differences	72,108,246	78,345,597

As of March 31, 2023, the Company has not recognized a deferred tax asset in respect of non-capital loss carryforwards of approximately $53,662,417 which may be carried forward to apply against future income, subject to the final determination by taxation authorities, expiring in the following years.

Year of Loss	Expiry	Canada
	$	$
2020	2040	3,546,259
2021	2041	5,503,806
2022	2042	19,312,604
2023	2043	21,003,337
		49,366,006

Year of Loss	Expiry	United States
		$
2023	None	4,179,488

Year of Loss	Expiry	Australia
		$
2023	None	116,923

23.RELATED PARTY TRANSACTIONS

The Company’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel. The Company also has transactions with its associate as disclosed in Note 4.

Shareholders

Field Trip entered into shareholder loan agreements with two of its shareholders for a total of $60,000 in July 2019. The notes are non-interest bearing (i.e., not on commercial terms) and are due in five years from the date of note issuance. These loans are expected to be repaid in full at maturity. The Company measured the loans at fair value at initial recognition using an appropriate market interest rate. The below-market element of the loans was determined at initial recognition as the difference between the loan principal amount and fair value. This difference was recognized in equity as distribution to these shareholders. Total distribution arising from the initial fair value measurement of shareholders’ loan was $13,596. The fair values at initial recognition were accounted for as amortized cost financial assets. The amortized cost of the loans as of March 31, 2023 was $55,990 (March 31, 2022 - $53,185) (see Note 7) and total interest income accrued in profit or loss for the fiscal year then ended was $2,805 (March 31, 2022 - $2,664).

REUNION NEUROSCIENCE INC. (FORMERLY FIELD TRIP HEALTH LTD.)

Notes to the Consolidated Financial Statements

For the Fiscal Year Ended March 31, 2023 and 2022

Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management as of March 31, 2023 includes fourteen directors and executive officers of the corporation. Key management personnel compensation for the fiscal year ended March 31, 2023 and 2022 was comprised of:

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2023	March 31, 2022
	$	$
Salaries	4,521,023	3,038,525
Share-based compensation (Note 15)	1,564,642	1,871,777
	6,085,665	4,910,302

24.SEGMENT REPORTING

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. Factors considered in determining the operating segments include the Company’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

Following the announcement to reorganize its operations between Reunion and Field Trip H&W, operating results have been adjusted to reflect Field Trip H&W as discontinued operations. Accordingly, information provided to the CODM reflects one segment — Global Research and Development.

25.SUBSEQUENT EVENTS

On May 31, 2023, Reunion entered into a definitive arrangement agreement whereby MPM BioImpact would acquire Reunion and all holders of outstanding common shares of Reunion will be entitied to receive US$1.12 in cash for each common share of Reunion held immediately prior to the effective time of such acquisition by way of a statutory plan of arrangement under the Canada Business Corporations Act. Closing of the acquisition will, among other things, require shareholder approval and regulatory approvals, including approval of the Ontario Superior Court of Justice. Closing is also subject to the satisfaction (or waiver) of a number of closing conditions, including net cash held by the Company being equal to or greater than US$8,000,000 as of the close of business on the third business day immediately prior to closing (subject to reduction under certain circumstances) and performance or completion in all material respects with all obligations required to be performed by the Company and MPM.  Closing is expected to take place during the second fiscal quarter and, upon closing, Reunion will no longer be traded or listed on any public securities exchange and will be wholly-owned by affiliates of MPM.

During the period from April 1, 2023 through June 29, 2023, the Company and its associate reached settlements totaling $2,582,440 and as a result was relieved as guarantor on six of the eight remaining lease guarantees outstanding as of March 31, 2023. The gross value of the remaining lease payments for the remaining lease is $5,746,967 for which the Company has recorded a loss allowance of $785,470 as of March 31, 2023.